Exhibit (a)(11)

Midwest Air Group, Inc. (MEH)

Raymond James Growth Airline Conference

February 1, 2007

<<Buck Horne, Analyst, Raymond James>>

And their take on the situation in Milwaukee, but in the equal -- in the essence of giving equal time, we are happy to have Midwest Air and of course they are in the midst of a very dramatic recovery posting very nice profits for the first time since 2000 really in 2006 and they’ve offered some very optimistic guidance as well for 2007. Of course the big situation is with AirTran. AirTran has made an offer and then they’ve extended that offer as of today, but Midwest does have its own stand-alone growth plan and to discuss that further we have Tim Hoeksema, Chief Executive of Midwest and we also have Dennis O’Reilly, Treasurer, so with that I will turn it over to Tim.

<<Tim Hoeksema, Chief Executive Officer>>

Buck, thank you very much. It’s great to be here and we’ll talk most of the time today about our growth plan and we have our safe harbor language that we want to share with you. The topics today, I’m going to talk just a few minutes in terms of background for those of you who aren’t familiar with the Midwest Airlines. I’ll talk a little bit about our 2006 results and the real turnaround year that Buck referred to. Talk about our strategic plan that really creates long-term value for our shareholders and then comment briefly on our Board’s recommendation, to recommend against the Air Tran offer.

For those of you who aren’t familiar with us, Midwest Airlines started as a commercial carrier on June 11, 1984 with two airplanes and 83 employees based out of Milwaukee. We have since grown to about 3500 employees and 57 airplanes. We did an initial public offering in 1995, Midwest Air Group trades on the American Stock Exchange under the symbol MEH. Now we’ve been recognized as “the best care in the air” by both industry and consumers.

We’ve been selected as the best US airline 45 times by Travel and Leisure, Condé Nast Travel and various publications like that. Our brand Midwest Airlines has truly has a rich legacy of service; we have three products. Each geared to different types of travelers. We have Midwest Airlines Signature Service, Midwest Airlines Saver Service and Midwest Connect. In terms of our Signature Service, we offer competitive fares and nonstop service to business destinations across the US. We have two-by-two leather seating with extra legroom in 25 Boeing 717 aircraft and they’re equipped with 88 seats and we serve 19 cities with those airplanes.

Our Saver Service offers low fares, non-stop service to leisure markets. It has two-by-three seating with extra legroom. We use -- utilize 11 MD-80 aircraft with from a 143 to 147 seats serving eight cities. And there’s our route map that you can look at, at your leisure. And then Midwest Connect; Midwest Connect provides connections throughout the Midwest route system and point-to-point service between select markets. We operate with 12 Fairchild 328JET’s. They have 32 seats and 7 Beech 1900’s with 19 seats. We serve 28 cities. And then here’s a route map and in our Midwest Connect program, feeds into our Milwaukee -- provides great competitive strength and lots of opportunities for people in many cities around the upper Midwest.

In terms of our 2006 results, we have had a pretty significant turnaround year. And I know AirTran talked this morning about our five years of losses and prior to September 11th, we had 14 consecutive years of profitability and frankly, that doesn’t mean a whole lot today. And frankly I would suggest that during the last five years, we have been working very hard to restructure our company to do a lot of things that would make us much stronger. We brought -- and I’ll talk more about this in a few minutes. We brought our cost per available seat mile excluding fuel, down over 32% in the last five years and those results are beginning to show in 2006. The results of lots and lots in work -- of work and effort, and I would argue that that may be the most important thing to look at. It’s what -- what has happened this past year. What are we projecting this year and beyond.

In 2006, we had a -- about a $141 million improvement in revenue and operating income improvement of about $66 million. Net income improvement of about $70 million, and I’ll tell you that about $14.5 million of that was an impairment charge. So it was about a $55 million improvement from operations, a net margin improvement - just over 13%. Earnings per share went from a loss of $3.71 a share in ’05 to $0.29 profit in 2006; unrestricted cash increased about $19 million to a $118.1 million. Total cash at the end of last year was about $158 million.

This chart just shows the revenue and NEPs, but also our EBITDAR went from about $18 million up to $80 million. The operating stats that really drove that performance last year are listed here. Revenue yield increased about 8.4% to 12.9 cents. We had ASM available seat mile growth of 14% but revenue passenger mile growth almost 23%. Load factor increased 5.2 percentage points. Revenue per ASM was up just over 14%. Cost per ASM that I referred to just a second ago decreased excluding fuel 6.6%, that’s the fifth consecutive year of reduction and again it was over 30% reduction in the last five years. In fuel, actually increased from $1.85 into-plane to $2.17 into-plane and that’s a little over $50 million for us. So in addition to the $70 million improvement in net income, that was done, while we absorbed an addition of $50 million additional fuel cost.

This chart shows some of our RPM and ASM growth and you can see in 2003 as when we did a major restructuring and look at the improvements in ASMs and RPMs started immediately after that and RPMs exceed ASMs in terms of the improvement because a lot of things we did, not only in terms of cost but in terms of reflowing the airline in terms of increasing connectivity. In terms of - changing the way we price to really drive revenue and you can see our cost per available seat mile excluding fuel and with fuel and the RASM change, really as a result and it started in ’04 as a result of some of the reflowing and modifications that we made to our system.

In terms of market share, we are the market share leader in Milwaukee with about a 52% market share. Northwest is second at around 18% and Kansas City, we are the market, we are number two in terms of market share. Southwest is number one at about 35 share and we are somewhere right around a 12 share right now. And as you - look again at ’03, ’04, ’05 and ’06 you see continued improvements in our market share gains in Milwaukee and ‘04, ’05 and ’06 continued improvements in our market share in Kansas City. And again that’s the result of a lot of work and restructuring and then reflowing that we did in those years. I want to comment briefly now on our strategy to create long-term value. Some of the things that are going on in terms of our strategic plan, it is designed for shareholders to benefit from the investments that we have made, from the changes that we made in the last five years and from an industry rebound. We have planned additions of routes and services, as expected to increase our capacity about 21% in 2007. We have fleet flexibility and diversification that will allow our company to generate superior value across a variety of markets and I’ll talk more about that in a minute.

In terms of our forecast for 2007, we are forecasting a revenue increase of an excess of $160 million. EBITDAR increased an excess of $40 million. EPS increase of more than a $1.41, debt reduction of $25 million, $21 million of that is already occurred. We had a convertible, that converted in January and so our debt reduced about $21 million in January and fuel price going down about $0.11 and that translates to close to $15 million a year. We just comment on our fuel. We about two weeks ago hedged 90% of our 2007 fuel purchases and let me try and put a little perspective around that. Somebody asked the other day, you know, why did you that now and you haven’t done that before. In 2004, we adopted a fuel hedging policy that in essence said that we would hedge 25%, sometimes it’s a little more than that but roughly 25% of our fuel on a program basis. So every three weeks we are in the market buying, hedging fuel so that as we enter each quarter we are at least 25% hedged. And then the policy says that if we can lock in a profit we would consider taking another 25% swipe and then if we thought there were some good opportunities in the marketplace that we could take another 25 or even more.

Frankly as we looked this year and looked a couple of years ago -- a couple of months ago, in December, on December 21st I was at work and I remember this because I took the 22nd off for my wife’s birthday, but on the 21st of December oil, the spot oil was a little over $64 a barrel, four weeks later, a couple of weeks ago when we hedged it was down about $10 a barrel. We looked at it as a great opportunity to do some hedging and take some of the risk and volatility out of our 2007 earnings plan and so we hedged when spot was at about $54 a barrel.

Now you know hedging is hedging, it kind of takes out the hills and valleys, with the last two days increase in oil of about $4 a barrel, you know we look like we are pretty smart, if a month from now it goes down to $45 a barrel we’ll look like we weren’t quite as smart, but I think we did the right thing to take that variable out and we certainly looked at that as a positive as moved to 2007.

I want to give you a little feel for what is going to drive our improvement in earnings per share from $0.29 to in excess of $1.70 from 2006 to 2007 and I’ll try and give some components, in terms of projections, available seat miles of essentially our core business are going to be up about six, maybe slightly over 6%. Our new MD-80s in terms of ASM generation will give us about a 5% increase year-over-year. Our CRJ program will give us about a 10% increase if you compare ’06 to ’07. So you are looking at an ASM increase there of about 21% for us in total. In terms of revenue that would translate out to about $727 million for our core business, $22 million for the MD-80s, the two new ones and little over $75 million for our CRJ program.

In terms of the assumptions that go along with that for our core business including the two new MD-80s, we’ve assumed a yield increase of about 1% and a load factor increase of 1.8 percentage points. For the 50 seat regional program, just to give a little guidance for people who do modelling, we are looking at a yield in the $0.19 to $0.21 range, and load factor in a 71% to 73% range. And the fuel that we’ve hedged at about a $0.11 per gallon price improvement translates to -- close to $15 million improvement in the year.

And then net interest improvement of about $3 million, it will have more cash so we’ll get more interest income and with about $25 million less in debt we’ll be not paying interest on that amount of money, so we should get about a $3 million pop in terms of net interest. Also in terms of long-term value, our fleet expansion, we plan on starting in April with a 50-seat CRJ program with SkyWest Airlines and we’re very delighted about our partnership there, a quality company focused on the customers, very similar to us.

On a full year value of 15 airplanes and the contract is for 15 to 25 airplanes we looked at about a $150 million revenue impact, that will really allow us to right size some market share, there are a number of markets out of Milwaukee and Kansas City that are a little too small for a 717 type airplane that we think we could fill in with the CRJ, in some cases we’ll be able to redeploy Boeing 717s and 328 Jets into other opportunities. So we think it’ll provide a great opportunity to right size. You know AirTran had some comments this morning about you know a little confused, you know this 50 seat program, you know it doesn’t make a lot of sense and you know they are not quite sure, they didn’t have a good experience with RJs and in response to a question they said, well RJs didn’t work in Atlanta, but they would probably work in Milwaukee. But I can tell you they work in Milwaukee, because we’ve been operating RJs there for some time. And they contribute nicely to the overall Midwest Air Group effort. So we’re looking forward to that program to begin to rationalize and right-size many of our markets to really optimize putting the right airplane in the right market and then the two additional MD-80s that we’ll put in service about mid-year, are projected at a full-year basis to generate about $50 million in revenue. We’re projecting about $22 million for this year.

We are going to be -- later in the year, in actually September putting 12 premium seats in our MD-80 airplanes and a full-year impact of that will be about $5 million and then we’re in the final steps of evaluating the right airplane to replace our MD-80 airplanes. We’ve looked at the A320 and the Boeing 737-800. So we haven’t made a final decision yet. But the airplane that we eventually pick to replace our MD-80s will also be our growth airplane going forward.

Let me just also then comment briefly on the offer from AirTran, and our Board feels that it’s inadequate and opportunistic that it undervalues Midwest Airlines, Midwest shareholders are poised to benefit from our investment from all the hard work we’ve done the last five years to reposition us as an airline and the investments we’ve made and the execution of our strategic plan. Midwest has benefited from significant business and financial momentum. And our stock is up 182% in the last 12 months, certainly helped a little bit I’m sure by a tender offer out there, but in and of its own right, it’s done extremely well.

Traffic growth over 21% in ’06, unit revenue growth 12.5% in ’06 and industry conditions that we think will continue to improve and increasingly favor high quality carriers like Midwest. This price just -- this shows the stock price and you can see that even before the public announcement of the AirTran offer, our stock was up significantly compared to carriers in the industry, be they legacy carriers or low-cost carriers or AirTran.

The Midwest Board recommends against the offer, AirTran’s offer is inadequate, because it does not fully reflect the long-term value of Midwest strategic plan. Now the timing of the offer is opportunistic and disadvantageous to Midwest shareholders. The value of the consideration being offered is uncertain and dependent on the value of AirTran common stock. An acquisition by AirTran would not serve the interest of Midwest’s employees, suppliers, customers, and communities in which Midwest operates. And the offer is subject to numerous conditions, which results in significant uncertainty that the offer will be consummated. And with that, I would like to open it up to questions.

<<Buck Horne, Analyst, Raymond James>>

All right, questions? Yes.

Q&A

<Q - >: (Low Audio)

<A - Tim Hoeksema>: Yes, but first of all, the market share gains have not come because of Northwest pull back. If you looked at the slide that we showed of market share in Milwaukee; our market share had significant increases every year that Northwest had expanded, beginning in ’03, ’04 and into early ’05. So, maybe market share is the wrong term, because our market share increased. And frankly we are a very strong carrier and in terms of market share, we have been a very strong carrier for many years in Milwaukee and we have great customer loyalty and it’s hard to even imagine unless you’ve been there and experienced it, but I think the thing that makes us stronger today than we were three years ago or four years ago or five years ago, it is a different cost structure. I mean if you looked at Midwest Airlines prior to 9/11, we are a high cost, high yield, we have 50% yield premiums to the industry, but we are a high cost carrier. We offered all kinds of amenities and things on board. After September 11th, we had to go through a major restructuring and that’s when we brought our cost per ASM down significantly, again over 30% excluding fuel. I think we are at a much better position today to compete with someone coming to town. And as we brought our cost down and our cost last year was about 7.2 cents CASM excluding fuel, but if you consider, think about that, that’s with 88 seats in 717s, so if you’d mathematically put a 117 seats in there it would be in the low sixes. So we really have made a significant gain in terms of our cost productivity over the last several years.

At the same time we’ve done it with maintaining a high level of customer service, we have a buy-onboard program with fresh food, with -- that’s prepared through a well known restaurant in Milwaukee, it’s a great onboard product. So we are stronger today, our cash balance in’03 when we went through our restructuring was about $30 million, today we ended ’06 with a $158 million. But most importantly we continue to offer a quality service, we are an airline of choice and many, many preference surveys demonstrate that and the loyalty of our passengers demonstrate that, the over thousand letters that we’ve gotten in the last month and e-mails and notes from customers in Milwaukee that support us and support our service, I think really makes us stronger today to withstand a competitive incursion.

Now Northwest just -- it’s February and also I can say last month, just in January in Milwaukee pulled out of Orlando – Milwaukee, Los Angeles – Milwaukee and Las Vegas – Milwaukee, they are only now serving their three hubs out of Milwaukee. And that’s back to the state that they were in prior to 2003. So we think we are in a very good position from a much better cost structure, much better aircraft utilization, much better productivity, much better flows of our airplanes connecting traffic much better to withstand anybody from a competitive point of view now and we haven’t seen anything in the marketplace that would indicate that anyone else is coming to Milwaukee.

<Q - >: (Low Audio)?

<A - Tim Hoeksema>: Yeah, they are still utilizing all the gates, just not at high utilization and they could give those up, there’s four other gates there so I don’t think gates are our real concern. Might they come back with a little additional service, possibly. We have a frequent flier partnership with them that I think works well for us and works well for Northwest and you know, we’ve seen no indications that they plan on coming back.

<Q - >: (Low Audio)?

<A - Tim Hoeksema>: The question is, if you didn’t hear it, is there anything AirTran could do to sweeten or make us take a look at the offer? And let me answer that you know this way. And I would tell you that first of all we have a very strong independent Board of Directors made up of people like Sam Skinner, former Secretary of the Department of Transportation and Chief of Staff for the first Bush administration. Dave Treitel, SH&E very respected consultant in the aviation business and many other very sharp, very capable people. All along the way from the first offer from AirTran a year and a half ago of $4.05 a share where it was carefully evaluated and assessed in terms of our value and our strategic plan versus the value of that offer to the $11.25 -- excuse me, to the $13.25. Every step along the way, our board has done the right thing, spent a lot of time. Our hired outside advisors to provide advice and counsel and every step along the way, I think has made the right decision, all focused on value for our shareholders and I can only say without speculating on what may or may not happen, because I really don’t know, that our board will continue to fulfill their fiduciary responsibility as a very responsible board to handle whatever would come up.

<<Buck Horne, Analyst, Raymond James>>

Any others.

<Q - >: (Low Audio)

<A - Tim Hoeksema>: The question is, Airbus is -- are they getting a little bit more aggressive and little bit -- I can tell you that when you are looking at acquiring additional airplanes, Airbus and Boeing are very anxious to sell airplanes, which is a very good position to be in and we’ve spent a lot of time with both Airbus and Boeing and we will continue to spend more time with them to make a decision. But certainly both, both are very anxious sellers.

<Q - >: (Low Audio)

<A - Tim Hoeksema>: I didn’t quite hear that.

<Q - >: (Low Audio)

<A - Tim Hoeksema>: We are utilizing Goldman Sachs right now and also some outside, outside legal firms right at this point of time, we had utilized some other firms before on some of the earlier offers. We had utilized three other firms at that time including Raymond James, the Transportation Group, and then SH&E did a little, just work on our business plan that was utilized for, by the other two companies, who earlier on did some, did some quality evaluation work for us. But Goldman Sachs is our investment banker that we have engaged to help us right now.

<<Buck Horne, Analyst, Raymond James>>

All right, well thanks Tim.

<A - Tim Hoeksema>: Okay, thank you very much.

<<Buck Horne, Analyst, Raymond James>>

I appreciate it.